Exhibit 2

Group Secretariat
Level 20, 275 Kent Street
Sydney NSW 2000 Australia

Phone +61 (0)2 8219 8990

Facsimile + 61 (0)2 8253 1215

Market Announcements Platform

ASX Limited

20 Bridge Street

SYDNEY NSW 2000

4 November 2013

Dear Sir / Madam

2013 FINAL ORDINARY DIVIDEND AND SPECIAL DIVIDEND

Amount and payment date

The Board of Westpac Banking Corporation (Westpac) today announced in its full year 2013 results announcement that for the year ended 30 September 2013 it has determined to pay, on 19 December 2013:

•                  a final dividend of 88 cents per fully paid ordinary share; and

•                  a special dividend of 10 cents per fully paid ordinary share.

The dividends will be 100% franked with Australian franking credits.

New Zealand imputation credits per fully paid ordinary share of 7.4 cents per share (NZD 0.074) will attach to the final dividend and 0.8 cents per share (NZD 0.008) will attach to the special dividend.

Record date

The final dividend and special dividend will be paid to all holders of Westpac ordinary shares who are registered on the share register at 5:00 pm (Sydney time) on 14 November 2013 (or, for holders of American Depository Receipts, 5:00 pm on 13 November 2013 in New York).

Ex-dividend date

The ex-dividend date is 8 November 2013.

Dividend Reinvestment Plan (DRP)

The Westpac Board has determined that the DRP will operate as follows for the 2013 final and special dividends:

•                  Westpac will arrange for the purchase of shares and, in the event of any shortfall, issue new shares, to satisfy the DRP;

•                  the Market Price at which shares are allocated under the DRP will not include a discount; and

•                  the pricing period for setting the Market Price will be the 15 trading days commencing 18 November 2013.

The DRP discount, the pricing period for setting the Market Price and whether the DRP will be satisfied by arranging for the purchase of shares or the issue of new shares, are matters considered before each dividend payment. The DRP terms that will apply to future dividends will be announced to the ASX at the relevant times.

A complete copy of the DRP terms and conditions can be found within the Shareholder Information section of Westpac’s website at www.westpac.com.au/investorcentre

Shareholders who wish to commence participation in the DRP, or to vary their current participation, must do so by 5.00 pm (Sydney time) on 14 November 2013, which is the record date for the 2013 final and special dividends. Shareholders can provide these instructions by:

•                  logging into the Westpac share registrar’s (Link Market Services Limited (Link)) website at www.linkmarketservices.com.au and electing into the DRP or amending their existing instructions online. Amendments online can only be effected for holdings with a market value of less than $50,000; or

•                  completing and returning a DRP Application or Variation form to Link. A copy of this form can be obtained from Link’s website or by telephoning Link on +61 1800 804 255.

Yours sincerely,

/s/ Tim Hartin

Tim Hartin
Group Company Secretary